Exhibit 20

News Release

July 31, 2008

Nova Scotia’s “market-based” approach to payday regulation sets precedent

EDMONTON, July 31st, 2008 /CNW/ - The Nova Scotia Utility and Review Board today issued an Order setting the maximum cost of borrowing that may be charged for a payday loan at $31 per $100.

In setting this rate, the Board appears to have drawn the following conclusions:

•                  Increased competition, accompanied by improved disclosure to borrowers, will afford proper protection to consumers.

•                  The Board should set a rate that will foster a healthy competitive marketplace.

•                  The Board should avoid setting a maximum rate such that only the “lowest cost” lenders will remain in the Nova Scotia marketplace.

•                  A maximum cost of borrowing should recognize the different business models that exist in the marketplace.

•                  As a matter of public policy, the intent of recent amendments to the federal cost of borrowing provisions of the Criminal Code, coupled with amendments to the Nova Scotia Consumer Protection Act, is to facilitate - not hinder - the payday loan industry, such that payday loans will be readily available to those consumers who want them.

Gordon J. Reykdal, Chairman and CEO, commented: “Cash Store Financial recommended that the Board adopt a market-based approach, and we are satisfied that it has done so. Our primary concern heading into these hearings was that the Board would follow the approach taken by the Manitoba Public Utilities Board, whereby it would set a rate so low that most providers will be forced from the market and, in doing so, the Board would potentially create a monopoly for the lowest cost provider. Contrary to Manitoba’s anti-market approach, the Nova Scotia Utilities and Review Board have taken an approach which is consistent with generally accepted principles of business regulation.”

“While we have yet to fully analyze the Board Order, our initial reaction is positive.”

About Cash Store Financial

The Cash Store Financial Services Inc. (“Cash Store Financial”) is the only payday advance broker in Canada publicly traded on the TSX. Cash Store Financial operates more than 380 branches across Canada under two banners: The Cash Store and Instaloans.

The Cash Store and Instaloans act as brokers to facilitate payday advance services to income-earning consumers who may not be able to obtain small short-term loans from traditional banks. Cash Store Financial also provides a private-label debit card, The Freedom Card, and other ancillary products.

Cash Store Financial employs more than 1,500 associates and is headquartered in Edmonton, Alberta.

For further information, please contact:

Gordon J. Reykdal, Chairman and Chief Executive Officer, Cash Store Financial, (780) 408-5118

or

Michael J.L. Thompson, Senior Vice-President and Corporate Secretary, Cash Store Financial, (780) 408-5595 or cell: (780) 934-4729